UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

TRIUS THERAPEUTICS, INC.

(Name of Subject Company)

TRIUS THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89685K100

(CUSIP Number of Class of Securities)

Jeffrey Stein, Ph.D.

President and Chief Executive Officer

Trius Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 105

San Diego, California 92121

(858) 452-0370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Charles J. Bair, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Trius Therapeutics, Inc., a Delaware corporation (“Trius” or the “Company”), with the Securities and Exchange Commission on August 13, 2013, relating to the offer by Cubist Pharmaceuticals, Inc., a Delaware corporation (“Parent” or “Cubist”) and BRGO Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Trius’ common stock, $0.0001 par value per share (the “Shares”), for a purchase price of (i) $13.50 per Share in cash, without interest, plus (ii) one non-transferrable contingent value right for each Share, which represents the contractual right to receive up to $2.00 per Share upon the achievement of certain milestones as set forth in a Contingent Value Rights Agreement, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated August 13, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the first paragraph under the heading “Legal Proceedings” on page 44 of the Schedule 14D-9 and replacing it with the following paragraph:

On August 1, 2013, a putative class-action lawsuit challenging the Merger, captioned Bemis v. Trius Therapeutics, Inc., Case No. 37-2013-00060593-CU-SL-STL, was filed in the Superior Court of the State of California, County of San Diego (the “Bemis Case”). On August 6, 2013, a putative class-action lawsuit challenging the Merger, captioned Phillip Hurst v. Trius Therapeutics, Inc., Case No. 37-2013-00061332-CU-SL-CTL, was filed in the Superior Court of the State of California, County of San Diego (the “Hurst Case”). On August 7, 2013, a putative class-action lawsuit challenging the Merger, captioned Collins v. Trius Therapeutics, Inc., Case No. 37-2013-00061612-CU-SL-CTL, was filed in the Superior Court of the State of California, County of San Diego (the “Collins Case”). On August 7, 2013, a putative class-action lawsuit challenging the Merger, captioned Frazzano v. Trius Therapeutics, Inc., Case No. 37-2013-00061751-CU-BT-CTL, was filed in the Superior Court of the State of California, County of San Diego (the “Frazzano Case”). On August 9, 2013, a putative class-action lawsuit challenging the Merger, captioned Cast v. Trius Therapeutics, Inc., Case No. 37-2013-00062038-CU-BT-CTL, was filed in the Superior Court of the State of California, County of San Diego (the “Cast Case”). On August 9, 2013, a putative class-action lawsuit challenging the Merger, captioned Greenwald v. Trius Therapeutics, Inc., Case No. 37-2013-00062069-CU-SL-CTL, was filed in the Superior Court of the State of California, County of San Diego (the “Greenwald Case”). On August 9, 2013, a putative class-action lawsuit challenging the Merger, captioned Beidler v. Trius Therapeutics, Inc., Case No. 8794-, was filed in the Court of Chancery for the State of Delaware (the “Beidler Case”). On August 12, 2013, a putative class-action lawsuit challenging the Merger, captioned McPherson v. Trius Therapeutics, Inc., Case No. 37-2013-00062130-CU-SL-CTL, was filed in the Superior Court of the State of California, County of San Diego (the “McPherson Case”).  On August 13, 2013, a putative class-action lawsuit challenging the Merger, captioned Weeks v. Trius Therapeutics, Inc., Case No. 8799-, was filed in the Court of Chancery for the State of Delaware (the “Weeks Case”). On August 14, 2013, a putative class-action lawsuit challenging the Merger, captioned Shifrin v. Trius Therapeutics, Inc., Case No. 8806-, was filed in the Court of Chancery for the State of Delaware (the “Shifrin Case” and together with the Bemis Case, the Hurst Case, the Collins Case, the Frazzano Case, the Cast Case, the Greenwald Case, the Beidler Case, the McPherson Case and the Weeks Case, collectively, the “Stockholder Litigations”).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIUS THERAPEUTICS, INC.

	By:	/s/ JEFFREY STEIN

		Name:	Jeffrey Stein
		Title:	President and Chief Executive Officer
Dated: August 14, 2013

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